

Mail Stop 4631

June 27, 2016

Via e-mail
Leong Ming Chia
President, Chief Executive Officer and Director
DSwiss, Inc.
B-12-11, Prima Avenue
The Tube, Jalan PJU 1/39
Dataran Prima
47301 Petaling Jaya
Selangor, Malaysia

> **Re:** **DSwiss, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 16, 2016**
> **File No. 333-208083**

Dear Mr. Leong:

We have reviewed your registration statement and have the following comments.

Management's Discussion and Analysis, page 14

For the Three Months Ended March 31, 2016 and Three Months Ended March 31, 2015, page 14

1. You state that your total assets increased to $654,405 as of March 31, 2016 due to cash infusion from the Company's officer and directors. It appears from your disclosure under Liquidity and Capital Resources and Financing Activities that you raised the cash through the sale of convertible notes to accredited investors. Please revise, and if the investors that you refer to here are your officer, directors, or their affiliates, please make appropriate revisions in your selling shareholders and beneficial ownership tables.

Liquidity and Capital Resources, page 14

2. Please revise to indicate how long you will be able to continue operations with cash currently on hand.

Selling Shareholders, page 19

3. If you sell more than $800,000 of your stock in this offering, your outstanding convertible notes will automatically convert into 1.4% of your currently outstanding

stock. Please revise, here and in your beneficial ownership table on page 26, to indicate the percentage that each of the individuals and entities that you discuss here will own of your common stock both if these notes convert as a result of this offering and if they do not. Please refer to Item 507 of Regulation S-K and Item 201(b)(2) of Regulation S-K.

Financial Statements – March 31, 2016

12. Subsequent Events, page F-28

4. You disclosed that you have evaluated all events or transaction that occurred after June 15, 2016 up through the date you presented these unaudited consolidated financial statements. Please revise your disclosure to indicate that you have evaluated all events or transactions that occurred after March 31, 2016. Please also revise your filing to disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.

Exhibit 3.1

5. Page one of Exhibit 3.1 was filed in an un-searchable format. Please amend your filing to submit Exhibit 3.1 in a text searchable format. See Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015) and Item 301 of Regulation S-T.

You may contact Ernest Greene at (202)551-3733 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

CC: Benjamin Bunker (*via e-mail*)
        Bunker Law Group PLLC